Filed by Banco Santander, S.A.
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended.
Subject Companies:
Santander Finance Preferred, S.A. Unipersonal (Commission File No.: 001-32301)
Sovereign Bancorp, Inc. (Commission File No.: 001-16581)
Abbey National plc (Commission File No.: 001-14928)
Date: August 25, 2009

On August 25, 2009, Banco Santander, S.A. issued the following press release:

PRESS RELEASE

THIS PRESS RELEASE IS NOT TO BE DISTRIBUTED TO ANY PERSON LOCATED OR RESIDENT IN THE REPUBLIC OF ITALY.

THE EXCHANGE OFFER IS NOT BEING MADE, AND NEITHER THIS DOCUMENT NOR ANY OFFERING MATERIAL RELATING TO THE EXCHANGE OFFER IS TO BE DISTRIBUTED, TO ANY PERSON RESIDENT IN OR LOCATED INSIDE THE EUROPEAN ECONOMIC AREA, OTHER THAN TO “QUALIFIED INVESTORS” (AS DEFINED IN THE PROSPECTUS DIRECTIVE).

25 AUGUST 2009

Santander announces commencement of Exchange Offer for certain of the Group’s outstanding US$ Tier 1 Hybrid Securities

●
Santander announced today the commencement of an offer to exchange six series of the Group’s Outstanding US Dollar Denominated Tier 1 Hybrid Securities (the "Existing Securities") for new US Dollar Denominated Guaranteed Preferred Securities.

●	The Group recently completed or announced exchange offers for certain of its other outstanding Tier 1 Hybrid Securities and Upper Tier 2 Securities.

●	Holders of outstanding Tier 1 Hybrid Securities will be offered new Santander Tier 1 Hybrid securities.

●	The purpose of the exchange offers is to improve the efficiency of the Group’s capital structure and to strengthen its balance sheet.

Banco Santander, S.A. (“Santander” and together wit h its subsidiaries the “Group”) announced today that Santander and its subsidiary, Santander Financial Exchanges Limited (the “Offerors”), have commenced an offer (the “Exchange Offer”) of up to 51,448,000 10.5% Non-Cumulative Series 10 Guaranteed Preferred Securities, par value $25 per security, of Santander Finance Preferred, S.A. Unipersonal and up to 800,000 10.5% Fixed-to-Floating Non-Cumulative Series 11 Guaranteed Preferred Securities, par value $1,000 per security, of Santander Finance Preferred, S.A. Unipersonal (together, the “New Securities”) in exchange for the Existing Securities described below.

The Exchange Offer consists of Santander’s offer to exchange the Existing Securities for the New Securities at the ratios and for the cash exchange incentive amounts, in each case, described below:

Existing Securities	CUSIP and ISIN	Liquidation Preference of New Securities to Be Issued in Exchange for Existing Securities	Cash Exchange Incentive Amount
7,600,000 outstanding 6.410% non-cumulative existing Series 1 preferred securities, par value $25, fully and unconditionally guaranteed by Banco Santander S.A.	80281R300; US80281R3003
$78 in liquidation preference of fixed exchange preferred securities (liquidation preference $25 per security) per $100 in liquidation preference of existing Series 1 preferred securities tendered for exchange. Cash will be paid in lieu of any fractional exchange preferred securities.
$12 per $100 liquidation preference of existing Series 1 preferred securities tendered for exchange.
20,000,000 outstanding 6.800% non-cumulative existing Series 4 preferred securities, par value $25, fully and unconditionally guaranteed by Banco Santander S.A.	80281R706; US80281R7061
$77 in liquidation preference of fixed exchange preferred securities (liquidation preference $25 per security) per $100 in liquidation preference of existing Series 4 preferred securities tendered for exchange. Cash will be paid in lieu of any fractional exchange preferred securities.
$13 per $100 liquidation preference of existing Series 4 preferred securities tendered for exchange.

Existing Securities	CUSIP and ISIN	Liquidation Preference of New Securities to Be Issued in Exchange for Existing Securities	Cash Exchange Incentive Amount
24,000,000 outstanding 6.500% non-cumulative existing Series 5 preferred securities, par value $25, fully and unconditionally guaranteed by Banco Santander S.A.	80281R805; US80281R8051
$72 in liquidation preference of fixed exchange preferred securities (liquidation preference $25 per security) per $100 in liquidation preference of existing Series 5 preferred securities tendered for exchange. Cash will be paid in lieu of any fractional exchange preferred securities.
$13 per $100 liquidation preference of existing Series 5 preferred securities tendered for exchange.
14,000,000 outstanding
Floating Rate (Three-Month U.S. dollar LIBOR plus 0.52%) non-cumulative existing Series 6 preferred securities, par value $25, fully and unconditionally guaranteed by Banco Santander S.A.
80281R888; US80281R8887
$46 in liquidation preference of fixed exchange preferred securities (liquidation preference $25 per security) per $100 in liquidation preference of existing Series 6 preferred securities tendered for exchange. Cash will be paid in lieu of any fractional exchange preferred securities.
$9 per $100 liquidation preference of existing Series 6 preferred securities tendered for exchange.
8,000,000 outstanding 7.300% existing Sovereign depositary shares (each Representing a 1/1,000th interest in a Share of Series C Non-Cumulative Perpetual Preferred Stock), liquidation preference $25.	845905405; US8459054057
$80 in liquidation preference of fixed exchange preferred securities (liquidation preference $25 per security) per $100 in liquidation preference of existing Sovereign depositary shares tendered for exchange. Cash will be paid in lieu of any fractional exchange preferred securities.
$10 per $100 liquidation preference of existing Sovereign depositary shares tendered for exchange.
1,000,000 outstanding 8.963% non-cumulative existing Abbey National trust preferred securities, liquidation preference $1,000, fully and unconditionally guaranteed by Abbey National plc.	002927AA9; US002927AA95
$800 in liquidation preference of fixed-to-floating exchange preferred securities (liquidation preference $1,000 per security) per $1,000 in liquidation preference of existing Abbey National trust preferred securities tendered for exchange. Cash will be paid in lieu of any fractional exchange preferred securities.
$100 per $1,000 liquidation preference of existing Abbey National trust preferred securities tendered for exchange.

Morgan Stanley & Co. Incorporated is acting as dealer manager for the Exchange Offer. You may request a copy of the prospectus included in the registration statement by contacting the Tax Certification and Exchange Agent for the Exchange Offer, Acupay System LLC, which can be reached at +1-212-422-1222, toll-free at 1-888-385-BOND (2663), or at Info@Acupay.com.

This press release does not constitute an offer of any securities for sale. Santander has filed a registration statement (including a preliminary prospectus and related exchange offer materials) with the Securities and Exchange Commission (the “SEC”) for the Exchange Offer.

The terms of the Exchange Offer described above are subject to change. Also, there can be no assurances that Santander will complete the Exchange Offer at all, or at the exchange ratios set forth above or the other terms set forth above or in the preliminary prospectus currently on file with the SEC.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

The Exchange Offer will not be made to holders in any jurisdiction in which the making of such an offer would not be in compliance with the laws or regulations of such jurisdictions.

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Certain Matters Relating to Non-US Jurisdictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) , an offer to the public of any New Securities which are the subject of the Exchange Offer (the “New Securities”) may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any New Securities may be made at any time with effect from and including the Relevant Implementation Date under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•
to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

•
in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of New Securities shall require the issuer, the guarantor, the Offerors or the dealer manager to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any New Securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any New Securities to be offered so as to enable an investor to decide to purchase any New Securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

The communication of this document and any other documents or materials relating to the Exchange Offer is not being made and such documents and/or materials have not been approved by an authorized person for the purpose of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets 2000 (Financial Promotion) Order 2005 (the “Order”) or persons who are within Article 43 of the Order or any other persons to whom it may otherwise lawfully be made under the Order.

France

This announcement and the Exchange Offer, if commenced, is not being made, directly or indirectly, to the public in the Republic of France and only qualified investors (Investisseurs Qualifiés) other than individuals, as defined in and in accordance with Articles L.411-1, L.411-2 and D.411-1 and D.411-3 of the French Code Monétaire et Financierare eligible to participate in the Exchange Offer. This document and any other offering material relating to the Exchange Offer have not been and shall not be distributed to the public in the Republic of France. Neither this document nor any other offering material relating to the Exchange Offer has been submitted to the clearance of the Autorité des Marchés Financiers.

Belgium

The Exchange Offer is not being made, directly or indirectly, to the public in Belgium. Neither the Exchange Offer, any offering material relating to the Exchange Offer, nor has this document been notified to the Belgian Banking, Finance and Insurance Commission (Commission bancaire, financiére et des assurances) pursuant to Article 18 of the Belgian law of 22 April 2003 on the public offering of securities (the “ Law on Public Offerings”) nor has this document or any other information circular, brochure or similar document relating to the Exchange Offer been, nor will it be, approved by the Belgian Banking, Finance and Insurance Commission pursuant to Article 14 of the Law on Public Offerings. Accordingly, neither this document nor any other offering material relating to the Exchange Offer may be advertised and this document and any other information circular, brochure or similar document relating to the Exchange Offer may not be distributed, directly or indirectly, in Belgium only to qualified investors referred to in Article 6, paragraph 3 of the Law of 1 April 2007 on public acquisitions, acting for their own account.

Italy

The Exchange Offer is not being made in The Republic of Italy. None of the Exchange Offer, this document nor any other offering material relating to the Exchange Offer has been submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations. Accordingly, holders of the Existing Securities are notified that, to the extent such holders are located or resident in The Republic of Italy, neither this document nor any other documents or materials relating to the Exchange Offer, the Existing Securities or the New Securities may be distributed or made available in The Republic of Italy.

General

Neither this document nor any other offering material relating to the Exchange Offer constitutes an offer to sell or buy or a solicitation of an offer to sell or buy the Existing Securities and/or the New Securities, as applicable, in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Exchange Offer to be made by a licensed broker or dealer and a dealer manager or any of its affiliates is such a licensed broker or dealer in such jurisdictions, the Exchange Offer shall be deemed to be made by such dealer manager or such affiliate (as the case may be) on our behalf in such jurisdictions.